Exhibit 99.2

   Q4 2021 Presentation  16 February 2022  cover

 Forward looking statements  This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely" and similar expressions and include expectations regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, expected financial results including expected revenues and Adjusted EBITDA and expected increase in EBITDA, , expected utilization levels and tendering activity, demand, statements with respect to fully contracting our fleet, contract backlog, LOIs and LOAs, tendering and contracting activity, market opportunities and contract terms including estimated duration of contracts and activity of rigs on particular contracts, expected number of rigs required, expected E&P capex, statements about our ability to improve financial performance and our financial obligations and maturities, statements as to market sentiment including statements made under “Market” above, expected trends in dayrates and statements about our liquidity and our debt and discussions with our creditors and plans to refinance our indebtedness to periods beyond 2023, risks and uncertainties relating to the COVID-19 pandemic and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions and tendering activity, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, risks relating to our ability to secure contracts for our rigs and the rates that we will be able to achieve, risks relating to market trends, tender activity and rates, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, that our available liquidity is not sufficient to meet our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations including debt service obligations and maturities and new-build contract payments in 2023 and our other obligations and other risks described in our working capital statement included in our most recent audited financial statements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA.

 Modern Fleet & Strong Operational Team …  Modern Fleet & Global Presence  Financial Results   Source: Company dataRigs in Mexico operated through a joint venture  Contracted  Available  UnderConstruction  28 Total Rig count      5    18    5    5    6    3    1    3    1    4    5  (22.9)  46.0  +5.0  25.0  15%  38.7  (5)%  69.1    Revenue  Opex  EBITDA   Free and restricted Cash  Q3  Q4  3  68.9  20.0  45.6  73.0

KEY FINANCIALS Q4 2021

INCOME STATEMENT

USDm	FY 2021	Q4 2021	Q3 2021
Operating revenues	**245.3**	**69.1**	**73.0**
Rig operating and maintenance expenses	(180.5)	(38.7)	(45.6)
G&A	(34.7)	(7.5)	(7.7)
Total operating expenses	**(334.8)**	**(82.6)**	**(81.7)**
Operating loss	**(66.6)**	**(26.0)**	**(8.7)**
Income/(loss) from equity method investments	16.1	2.0	3.8
Total financial expenses net	(114.7)	(31.4)	(26.6)
Net loss	**(193.0)**	**(46.1)**	**(32.6)**
Adjusted EBITDA	**38.0**	**25.0**	**20.0**

Balance sheet (USDm)	Q4 2021	Q3 2021
Total assets	3,080	3,108
Total liabilities	2,190	2,173
Total equity	890	936
Cash and cash equivalents	35	69
Restricted cash (short-term and long-term)	11	-

COMMENTS Q4 2021

- **Revenues** decreased by $3.9 million (5%) primarily as a result of a decrease in number of operational days for rigs on charter in comparison to the prior quarter
- **Rig operating and maintenance expenses** decreased by $6.9 million. The decrease is partially a result of fewer rigs on contract during the quarter. We also incurred costs for rigs that are being activated and preparing for upcoming contracts which has been recognized as deferred mobilization and contract preparation costs.
- **Total financial expenses** increased by $4.8 million primarily as a result of a $2.8 million release of provision in the prior quarter
- **Adjusted EBITDA** increased by $5 million reflecting the decrease in rig operating and maintenance expenses
- **Cash** decreased by $22.9 million in comparison to the prior quarter and is primarily driven by:
  - Cash used in operations of $24.3 million which includes interest and yard payments of $29 million;
  - Cash received from Mexico JVs of $6.3 million as return of shareholder funding
  - Additions to jack-up rigs of $5.3 million
  - In addition, $11.1 million was classified as restricted cash as collateral for performance guarantees for two contracts. $3.2 million will be released in Q1 2022.



80.0
60.0
40.0
20.0
-
-20.0
$ million
48.4
-10.7
54.8
3.7
73.0
20.0
69.1
25.0
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Revenue
EBITDA

Borr Drilling

 Extension of $1.4 billion until 2025  BEFORE AMENDMENTS  AFTER AMENDMENTS      $m  $m  $1.4bn extended by 2 years

 FLEET STATUS FEBRUARY 2022  Source: Company’s Fleet Status Report  6

 COMMODITY FUNDAMENTALS ARE CONSTRUCTIVE  OIL PRICE AT HIGHEST IN 7 YEARS…  … WHILE OIL INVENTORIES AT LOWEST IN 7 YEARS  7  Source: lhs – Bloomberg, Brent Crude (CO1);rhs – IEA, OECD total industry crude stock  US$/bbl  OECD Crude Stock (mbbl)

 CAPEX GROWTH TO DRIVE INCREASED ACTIVITY LEVELS  CAPEX SPENDING RECOVERING  NOCs AMBITIOUS GROWTH TARGETS  SHALLOW WATER REMAINS STRONG  8  Source:lhs – SEB, Company reports; rhs - IHS Markit;   Capex Spending ($m)  Capex Spending (mUSD)         2021  2022e  Y-o-Y %   BP  8,018  8,990  12%   Chevron  9,614  12,600  31%   ConocoPhillips  5,324  7,200  35%   Equinor  8,040  9,000  12%   Exxon  12,254  16,425  34%   Hess Corp  1,829  2,600  42%   PTTEP  1,866  3,217  72%   Shell  12,037  12,500  4%   TotalEnergies  10,031  9,600  -4%  Total  69,013  82,132  19%  IHS-Petrodata - Potential contracts for 20 jackup rigs from Saudi AramcoAccording to various news reports, Saudi Aramco plans to complete an increase in oil production capacity to 13 million barrels per day (bpd) from 12 million by 2027.   Offshore Wells (#)  19% YOY

 UTILIZATION RETURNING TO PRE-COVID LEVELS  UTILIZATION IS UP  … AND BOUND TO INCREASE FURTHER  9  Source:lhs – IHS Petrodata, IC jackupsrhs – Company data  Utilization %  Rigs #  RIG YEARS ON OFFER  153Rig Years  68Rig Years  124%Increase YoY  Feb 2021  Feb 2022  Change

MODERN RIGS BOUND TO BE SHORT SUPPLIED

DEMAND RECOVERING WITH LARGE UPSIDE POTENTIAL



Brent
~$50 - 80
Brent
> $90
~70 rigs contracted in 2 yrs
30 rigs required to reach pre-COVID
Contracted Rigs #
500
450
400
350
300
250
200
444
316
349
386
340
357
2014
Feb-18
Feb-19
Feb-20
Feb-21
Current

AND AVAILABILITY OF MODERN RIGS IS LIMITED



Modern Marketed Rigs #
50
45
40
35
30
25
20
15
10
5
0
46
-5
-5
-3
-6
27
Available
Uncomp. Designs
Sanction tainted
Stacked > 3yrs
Build < 2010
Actual Supply

Source: IHS Petrodata
Modern are rigs built in 2000 or later

10

Borr Drilling

GUIDANCE 2022  2021 RESULTS  2021 vs 2022 GUIDANCE  11  1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net loss, please see the last page of this report.2 The Company provides guidance based on guidance basis, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on guidance basis, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort.  $ million

 ILLUSTRATIVE ANNUAL CASH FLOW POTENTIAL  (based on 95% utilisation)       Rate 2H 2019  20 year avg.  Peak  Current status  # of Rigs   @ $80,000/day  @ $100,000/day  @ $140,000/day  @ $250,000/day  Contracted rigs  18  $171m   $296m   $545m   $1,232m   Warm stacked (guidance end 22)  5  $47m   $82m   $151m   $342m   Under Construction  5  $47m   $82m   $151m   $342m   G&A     -$38m   -$38m   -$38m   -$38m   Annual EBITDA Potential  28  $228m   $422m   $810m   $1,878m   12

 IN CONCLUSION  Expect to finalize the extension of the 2023 debt maturities and commitments in the next quarter   Anticipating 50% increase in revenue 2022 vs. 2021 and Adj. EBITDA doubling from Q4 2021 to Q4 2022  Market for modern rigs is tight – particularly for units ready to be deployed on a short notice  18 Rigs contracted – with current focus on rig activation & placing in operation  Maintaining expectation that all 23 delivered rigs will be contracted by 2022

 NON GAAP MEASURES AND RECONCILIATIONS  Set forth below is a reconciliation of the Company's Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net loss, please see the last page of this report.The Company provides guidance based on guidance basis, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on guidance basis, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort.